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Winnipeg, Manitoba, Canada R3T 0P4
Phone: 204 487 7412
Fax: 204-488-9823

Medicure To Host Conference Call On MC-4232 Program

WINNIPEG, Manitoba – (April 6, 2004). Medicure Inc. (TSX: MPH / Amex: MCU), a cardiovascular drug discovery and development company, is pleased to announce that the first patients have been enrolled in the Company’s Phase II/III MEND-CABG clinical trial. The study will evaluate the cardioprotective and neuroprotective effects of MC-1 in patients undergoing high-risk Coronary Artery Bypass Graft (CABG) surgery.

– Medicure Inc. (TSX: MPH/Amex: MCU), a cardiovascular drug discovery and development company will host a Conference Call on Wednesday, April 7, 2004, to discuss its Phase II trial as part of its development program for MC-4232.

A News Release regarding the Phase II trial and the development program will be issued prior to the opening of the markets on April 7, 2004, with the Conference Call taking place at 11 a.m. Eastern Daylight Time.

SUMMARY
Title of Conference:	Medicure Hypertension Trial Update

Date of Conference Call:	Wednesday, April 7, 2004

Time of Call:	11 a.m. Eastern Daylight Time

Dial-in Numbers for	1-877-461-2814 (Toll Free)
Participants	416-695-9753 (Toronto area participants)

Confirmation # for Call:	T490260M

Jean-Claude Tardif, MD, FRCP, Associate Professor of Medicine at Montreal Heart Institute and Director, MHI Research Centre, is the trial’s Principal Investigator and Chairman of the Steering Committee. Commenting on the MEND-CABG trial, Dr. Tardif stated: "In patients with obstructive coronary artery disease, coronary artery bypass graft surgery is an effective procedure for relieving angina, increasing survival and improving the quality of life for the majority of patients. However, the procedure does carry a risk of serious adverse outcomes resulting from ischemia and reperfusion injury to cardiac and brain tissue. There is therefore a need for a pharmacological intervention that would provide further cardiovascular protection in patients undergoing CABG surgery.

“The MEND-1 trial demonstrated that MC-1 decreases the myocardial damage associated with percutaneous coronary intervention (PCI) procedures. As such, it now becomes important to evaluate the impact of longer-term treatment with MC-1 in the prevention of the adverse cardiovascular and neurovascular consequences of CABG surgery. The MEND-CABG trial represents an opportunity to evaluate this promising compound for cardiovascular and neurological protection in a significant patient population," he added.

CABG is a medical procedure performed to improve blood flow to the heart by re-routing blood around the blocked artery. Due to the high incidence of coronary artery disease worldwide, as well as the effectiveness of this surgical procedure, CABG surgery is one of the top 10 most frequently performed procedures in North America. It is estimated approximately 700,000 CABG procedures are performed every year in the United States.

About Medicure Inc.
Medicure Inc. is a cardiovascular drug discovery and development Company focused on developing effective therapeutics for unmet needs in the field of cardiovascular medicine. The Company’s lead drug, MC-1, is focused on the prevention and treatment of ischemia, ischemic reperfusion injury, and stroke. The cardiovascular and stroke market is the largest pharmaceutical sector with annual global sales of over US $70 billion.

The Company’s second product candidate, MC-4232, is being targeted for the treatment of hypertension, a common disorder in which blood pressure remains abnormally high. Approximately 73% of the more than 50 million adult Americans who have hypertension, are not adequately treated.

The Company’s medicinal chemistry-based Drug Discovery Program is focused on advancing novel therapeutics to address unmet cardiovascular needs.

This News Release contains forward-looking statements that involve risks, which may cause actual results to differ materially from the statements made, and accordingly may be deemed to be forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The forward-looking statements are made as of the date hereof, and the Company disclaims any intention and has no obligation or responsibility to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

For more information, please contact:

Derek Reimer	Don Bain
Chief Financial Officer	Director of Investor & Public Relations

Tel. 888-435-2220
Fax 204-488-9823
E-mail: info@medicureinc.com
Web: www.medicureinc.com